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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 8-A/A
                                (Amendment No. 1)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             IMPERIAL SUGAR COMPANY
             (Exact name of registrant as specified in its charter)


                Texas                                         74-0704500
(State of incorporation or organization)              (I.R.S. Employer I.D. No.)


One Imperial Square, 8016 Highway 90A
P.O. Box 9, Sugar Land, Texas                                 77487-0009
(Address of principal executive offices)                      (Zip Code)


       Securities to be registered pursuant to Section 12(b) of the Act:

                                      None

     If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

     If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

     Securities Act registration statement file number to which this form relates: not applicable.

        Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock, without par value
                                (Title of Class)

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Item 1. Description of Registrant's Securities to be Registered.

     The class of securities registered is the common stock, without par value (the "Common Stock"), of Imperial Sugar Company, a Texas corporation (the "Company"). The authorized capital stock of the Company currently consists of 50,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, without par value (the "Preferred Stock").

     The following summary is general, does not purport to be complete and is qualified in its entirety by reference to the Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation"), a copy of which has been filed as Exhibit 3.1 to the Company's Current Report on Form 8-K dated September 12, 2001, File No. 001-10307, as amended by the Articles of Amendment to the Articles of Incorporation dated February 28, 2002, a copy of which has been filed as Exhibit 3(a)(2) to the Company's Annual Report on Form 10-K for the year ended September 30, 2002, File No. 001-10307, and by reference to the Company's Amended and Restated Bylaws, as amended, a copy of which has been filed as Exhibit 3.2 to the Company's Current Report on Form 8-K dated September 12, 2001, File No. 001-10307.

Common Stock

     Holders of Common Stock are entitled to receive dividends that may be declared from time to time by the board of directors of the Company out of funds legally available for dividends. Shareholders' rights to dividends are subject to the dividend and liquidation rights of any Preferred Stock that may be issued and to any dividend restrictions contained in debt agreements. In the event of the Company's liquidation, dissolution or winding up, holders of Common Stock will share pro rata in any assets that remain after payment of the Company's debts and satisfaction of any liquidation preference on any outstanding Preferred Stock. The holders of Common Stock have no preemptive, subscription, redemption or conversion rights. All issued and outstanding shares of Common Stock are fully paid and nonassessable.

Voting Rights

     Holders of Common Stock are entitled to one vote per share on matters submitted to them, except where otherwise provided by law or in the Company's Articles of Incorporation. The Company's board of directors may grant holders of Preferred Stock, in the resolutions creating the series of Preferred Stock, the right to vote on the election of directors or any questions affecting the Company. The Company's board of directors does not have the power to issue any non-voting stock.

Preferred Stock

     The Company is authorized to issue up to 5,000,000 shares of Preferred Stock, which may be divided into and issued in one or more series, the relative rights and preferences of which series may vary in any and all respects, except that each share will carry the right to vote. The Company's board of directors has the authority, without shareholder approval, to issue shares of Preferred Stock in one or more series and to determine the number of shares,


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designations, dividend rights, conversion rights, voting power, redemption rights, liquidation preferences, sinking funds, and other terms of any such series.

     The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments on liquidation and could have the effect of delaying, deferring or preventing a change in control of the Company.

Rights to Purchase Series A Junior Participating Preferred Stock

     Effective as of December 31, 2002, the board of directors of the Company declared a dividend of one right ("Right") for each outstanding share of Common Stock to shareholders of record at the close of business on January 15, 2003. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share of Series A Junior Participating Preferred Stock, without par value, of the Company at a purchase price of $31.89 per fractional share, subject to adjustment.

     The rights and preferences of the Rights are more particularly described in the Company's Registration Statement on Form 8-A, filed with the Securities and Exchange Commission (the "Commission") on January 9, 2003, as thereafter amended from time to time for the purpose of updating, changing or modifying such description.

Certain Provisions of the Company's Articles of Incorporation

     Classification of Board of Directors and Certain Potential Anti-takeover Effects

     The Company's board of directors is divided into three classes, as nearly equal in number as possible, serving staggered three-year terms and until their successors are elected and qualified. The term of a member of the Company's board of directors may be shortened by death, resignation, or removal from office.

     Classification of the Company's board of directors could:

     . make it more difficult for a substantial shareholder to rapidly change control of the Company,

     .    entrench management,

     . make it more difficult to effect a merger or similar transaction even if the transaction is favored by a majority of independent shareholders, or

     . discourage actions to acquire control of the Company by extending the time needed to effect a change in control of the board of directors because only a minority of the directors are elected at each annual meeting.


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     Directors are elected by majority vote of the shareholders. Cumulative voting is prohibited by the Company's Articles of Incorporation.

     Restrictions on the Company's Ability to Repurchase Common Stock

     The Company's Articles of Incorporation provide that the Company may not purchase or otherwise acquire for value in any twelve-month period more than 8% of the outstanding shares of any class of the Company's capital stock, unless:

     . the purchase or acquisition had been approved by the holders of a majority of the shares or the class that will remain outstanding;

     . the purchase or acquisition is in accordance with an offer made to the holders of all outstanding shares of such class; or

     . solely in the case of stock ranking prior to the Common Stock in respect of dividends or the distribution of assets on liquidation, such purchase or acquisition is in accordance with mandatory redemption provisions expressly applicable to such stock.

     Limitation of Liability of the Company's Directors

     The Company's Articles of Incorporation contain a provision that limits the liability of the Company's directors as permitted by the Texas Miscellaneous Corporation Laws Act. The provision limits the personal liability of a director to the Company and its shareholders for monetary damages for an act or omission in the director's capacity as a director. As a result, the Company's shareholders may be unable to recover monetary damages against directors for negligent or grossly negligent acts or omissions in violation of their duty of care. The provision does not change the liability of a director for:

     . breach of his or her duty of loyalty to the Company or to its shareholders,

     . acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

     . any transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office,

     . acts or omissions for which the liability of a director is expressly provided for by statute or

     . an act related to an unlawful stock repurchase or payment of a dividend.



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Business Combination Law

     Part Thirteen (the "Business Combination Law") of the Texas Business Corporation Act applies to the Company. The Business Combination Law generally prevents an "affiliated shareholder" (defined generally as a person that is or was within the preceding three-year period the beneficial owner of 20% or more of a corporation's outstanding voting shares) or its affiliates or associates from entering into or engaging in a "business combination" with an "issuing public corporation" during the three-year period immediately following the affiliated shareholder's acquisition of shares unless certain conditions are satisfied. The three-year restriction does not apply if either:

     . before the date such person became an affiliated shareholder, the board of directors of the issuing public corporation approves the business combination or the acquisition of shares made by the affiliated shareholder on such date; or

     . not less than six months after the date such person became an affiliated shareholder, the business combination is approved by the affirmative vote of holders of at least two-thirds of the issuing public corporation's outstanding voting shares not beneficially owned by the affiliated shareholder or its affiliates or associates.

     The business combinations subject to the restriction generally include:

     .    mergers or share exchanges;

     . dispositions of assets having an aggregate value equal to 10% or more of the market value of the assets or of the outstanding common stock or representing 10% or more of the earning power or net income of the corporation;

     . certain stock issuances or transactions by the corporation that would increase the affiliated shareholder's proportionate interest in the corporation,

     .    certain liquidations or dissolutions; and

     . the receipt of tax, guarantee, loan or other financial benefits by an affiliated shareholder other than proportionately as a shareholder of the corporation.

     In discharging the duties of director under the Texas Business Corporation Act or otherwise, a director, in considering the best interests of the Company, may consider the long-term as well as the short-term interests of the Company and its shareholders, including the possibility that those interests may be best served by the Company's continued independence.


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Item 2. Exhibits.

1. Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K dated September 12, 2001, File No. 001-10307).

2. Articles of Amendment dated February 28, 2002, to the Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3(a)(2) of the Company's Annual Report on Form 10-K for the year ended September 30, 2002, File No. 001-10307).

3. Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K dated September 12, 2001, File No. 001-10307).

4. Rights Agreement dated as of December 31, 2002 between the Company and The Bank of New York, as Rights Agent, which includes as Exhibit A the form of Statement of Resolution Establishing Series of Shares Designated Series A Junior Participating Preferred Stock setting forth the terms of the Preferred Stock, as Exhibit B the form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Stock Stock. (Incorporated by reference to Exhibit 4(a) to the Company's Annual Report on Form 10-K for the year ended September 30, 2002 (File No. 001-10307)).


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                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                          IMPERIAL SUGAR COMPANY




Date:  January 31, 2003                   By:    /s/ DARRELL D. SWANK
                                             -----------------------------------
                                             Name: Darrell D. Swank
                                             Title: Executive Vice President and
                                                    Chief Financial Officer

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